Very cool Milestone

MM Madeleine MacRae
To: Emily Moore <emily@lingows.com>

Sun 6/12/2022 3:38 PM

Hi Emily!

I've been watching your healing journey and you look so refreshed and happy. Just delightful to witness.

It's been a while since we've been in touch, and I wanted to give you a quick little update.

I have been so intensely working on Homepro Toolbox and, over the past two months, I have been deep in the learning curve of how to launch a crowdfunding round of capital. It's been an intense two-month journey. And it has been TOTALLY WORTH IT because I just launched my campaign.... It's on a platform called Wefunder and I would love it if you would check it out!
Here is the link to the Wefunder.

One of the coolest things about Wefunder is that people can own part of the businesses that they are supporting and helping to build. Feel free to share this with any of your team members who have worked on my project. The color scheme that you helped us to build for this brand has been just perfect and I so so so appreciate your contribution!

With joy and gratitude,

Madeleine

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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